SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

AMREP Corporation
(Name of Issuer)

Common Stock, par value $0.10
(Title of Class of Securities)

03215910
(CUSIP number)

Albert Russo, C/O American Simlex Company
401 Broadway, Suite 1712
New York, New York  10013
(212) 966-0775

(Name, address and telephone number of person authorized to receive notices and communications)

May 29, 1996

(Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box  [ ]

___________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Check the following box if a fee is being paid with the statement[ ]. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 2 of 9 Pages)

                          SCHEDULE 13D

CUSIP No. 03215910                             Page 3 of 10 Pages

1   NAME OF REPORTING PERSONS
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Albert Russo S.S. No. ###-##-####

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [x]
                                                          (b) [ ]
3   SEC USE ONLY

4   SOURCE OF FUNDS*
    00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION            United States

_________________________________________________________________

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7   SOLE VOTING POWER
    -0-

8   SHARED VOTING POWER
    1,064,720

9   SOLE DISPOSITIVE POWER
    480,241

10  SHARED DISPOSITIVE POWER
    -0-
_________________________________________________________________

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,064,720

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                           [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    14.4%

14  TYPE OF REPORTING PERSON*
    IN

                          SCHEDULE 13D

CUSIP No. 03215910                             Page 4 of 10 Pages

1   NAME OF REPORTING PERSONS
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Lena Russo, S.S. No. ###-##-####

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [x]
                                                          (b) [ ]
3   SEC USE ONLY

4   SOURCE OF FUNDS*
    Not applicable

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION            United States

_________________________________________________________________

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7   SOLE VOTING POWER
    -0-

8   SHARED VOTING POWER
    1,064,720

9   SOLE DISPOSITIVE POWER
    58,740

10  SHARED DISPOSITIVE POWER
    -0-
_________________________________________________________________

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,064,720

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                           [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    14.4%

14  TYPE OF REPORTING PERSON*
    IN
                          SCHEDULE 13D

CUSIP No. 03215910                             Page 5 of 10 Pages

1   NAME OF REPORTING PERSONS
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Clifton Russo, S.S. No. ###-##-####

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) [x]
                                                          (b) [ ]
3   SEC USE ONLY

4   SOURCE OF FUNDS*
    00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION            United States

_________________________________________________________________

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7   SOLE VOTING POWER
    -0-

8   SHARED VOTING POWER
    1,064,720

9   SOLE DISPOSITIVE POWER
    270,617

10  SHARED DISPOSITIVE POWER
    -0-
_________________________________________________________________

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,064,720

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                           [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    14.4%

14  TYPE OF REPORTING PERSON*
    PN
                          SCHEDULE 13D

CUSIP No. 03215910                             Page 6 of 10 Pages

1   NAME OF REPORTING PERSONS
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Lawrence Russo, S.S. No. ###-##-####

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [x]
                                                          (b) [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*
    00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION            United States

_________________________________________________________________

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7   SOLE VOTING POWER
    -0-

8   SHARED VOTING POWER
    1,064,720

9   SOLE DISPOSITIVE POWER
    255,122

10  SHARED DISPOSITIVE POWER
    -0-
_________________________________________________________________

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,064,720

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                           [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    14.4%

14  TYPE OF REPORTING PERSON*
    IN
          Items 3 and 5 of the Schedule 13D, dated June 26, 1995 (the "Schedule 13D"), filed by Albert Russo, Lena Russo, Clifton Russo and Lawrence Russo (collectively, the "Reporting Persons") with respect to the common stock, par value $0.10 per share (the "Common Stock"), of AMREP Corporation ("Amrep") is hereby amended by adding thereto the information set forth below in this Amendment No. 1 to the Schedule 13D ("Amendment No. 1"). Capitalized terms used herein and not otherwise defined shall have meanings provided in the Schedule 13D.

Item 3.   Source and Amount of Funds or Other Consideration

          Item 3 is hereby supplemented by the addition of the following:

          Albert Russo, Clifton Russo and Lawrence Russo (individually, a "Purchaser" and collectively, the "Purchasers") each purchased 116,650 shares of Common Stock from a private seller ("Seller") at a price per share of $4.75. The aggregate consideration of $1,662,262.50 is being paid through the cancellation of existing indebtedness and current and future merchandise transactions. The Seller has not retained any security or other interest in the shares of Common Stock pending the payment in full of the aggregate consideration.

Item 5.   Interest in Securities of the Issuer

          Item 5(a)(b) and (c) is hereby supplemented by the addition of the following:

          (a), (b) The aggregate percentage of shares of Common Stock reported owned by each Reporting Person in this Amendment No. 1 is based upon 7,398,650 shares outstanding, which is the number of shares outstanding at January 1, 1996, as reported in the Amrep's Form 10-Q for the fiscal quarterly period ended January 31, 1996, as filed with the Securities and Exchange Commission. Each Reporting Person has sole dispositive and, subject to the decision of the Reporting Persons to act as a group as reported in the Schedule 13D, voting power with respect to all of the shares of Common Stock reported as being beneficially owned by him or her. The shares of Common Stock beneficially owned by Albert Russo, however, include 49,000 shares that he holds under the Uniform Gift to Minors Act for his minor children.





          As of the date hereof:

          (i)       Albert Russo owns 480,241 shares of the
Common Stock, constituting approximately 6.4% of the shares outstanding.

          (ii)      Lena Russon owns 58,740 shares of the Common
Stock, constituting approximately 0.8% of the shares outstanding.

          (iii) Clifton Russo owns 270,617 shares of the Common Stock, constituting approximately 3.7% of the shares outstanding.

          (iv) Lawrence Russo owns 255,122 shares of the Common Stock, constituting approximately 3.4% of the shares outstanding.

          (c)       On March 28, 1996, Albert Russo purchased
3,000 shares of Common Stock for the benefit of his minor daughter, Michelle Russo, pursuant to the Uniform Gifts to Minor
Act ("UGMA"), on the New York Stock Exchange (the "NYSE") for a price of approximately $4.875 per share (excluding commissions).
On April 22, 1996, Albert Russo purchased 2,000 shares of Common
Stock for the benefit of his minor daughter, Michelle Russo, pursuant to UGMA, on the NYSE for a price of $5.00 per share
(excluding commissions), 1,100 shares of Common Stock for the benefit of his minor daughter, Elena Russo, pursuant to UGMA, on the NYSE for a price of $4.875 per share (excluding commissions). Signature

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  May 31, 1996

                         /s/ Albert Russo
                         Albert Russo, individually and as
                         attorney-in-fact for each of Lena Russo,
                         Clifton Russo and Lawrence Russo under
                         Powers of Attorney dated May 31, 1996
                         and filed with the Securities and
                         Exchange Commission as an Exhibit to
                         this Schedule 13D.
Exhibit

                      POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned hereby constitutes and appoints Albert Russo his or her true and lawful attorney-in-fact and agent for the undersigned and on his or her behalf and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to the
Schedule 13D filed by the undersigned and Albert Russo with respect to the equity securities of AMREP Corporation, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, all power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.



IN WITNESS WHEREOF the undersigned has executed this instrument on this 31st day of May, 1996.

                                        /s/ Lena Russo
                                        Lena Russo





                                        /s/ Clifton Russo
                                        Clifton Russo





                                        /s/ Lawrence Russo
                                        Lawrence Russo